

July 17, 2013

Via E-mail
Daniel T. Hendrix
President and Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, GA 30339

     **Re:    Interface, Inc.**
             **Form 10-K for the Fiscal Year Ended December 30, 2012**
             **Filed February 28, 2013**
             **File No. 001-33994**

Dear Mr. Hendrix:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 30

Revenue Recognition, page 30

1. We note your disclosure that material differences may result in the amount and timing of net sales for any period if management makes different judgments or uses different estimates. Please discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future. Refer to Item V of Release Nos. 33-8350/34-48960.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 37

2.  We refer you to Rule 5-02.08 of Regulation S-X.  Please confirm prepaid expenses and other current assets do not require further disaggregation.

Principles of Consolidation, page 39

3.  Please expand your policy to disclose the principles followed in determining the inclusion or exclusion of your subsidiaries in your consolidated financial statements.  See Rule 4-08(a) of Regulation S-X.

Taxes on Income, page 59

4.  You disclose on page 62 that the addition of unrecognized tax benefits in 2012 of $18.1 million was primarily attributable to U.S. tax positions taken in the current year.  Please explain in detail what these tax positions relate to by category and amount, including the facts and timing of the circumstances specific to these positions in the current year as compared to prior years.  See FASB ASC 740-10-50.

Discontinued Operations, page 63

5.  Please tell us and disclose the gain or loss recognized on the disposal of your Bently Prince Street business segment as required by FASB ASC 205-20-50-1(b).

6.  We note your presentation of a current asset and current liability of assets of business held for sale on the face of the consolidated balance sheet on page 37, as well as your disclosure on page 64 of the various components of your discontinued operations, which included property and equipment, other assets and other liabilities.  Please tell us the GAAP basis for netting non-current assets and non-current liabilities with current assets, and current liabilities, respectively.

Enterprise-Wide Disclosures, page 72

7.  We note your operations are reported as a single reportable segment following the Bentley Prince Street disposition.  Please revise to include disclosure of the factors used to identify your one reportable segment including whether operating segments have been aggregated.  See FASB ASC 280-10-50-21.  Please tell us (i) the operating segments you have identified in accordance with FASB ASC 280-10-50-1 through 50-9, (ii) the factors used to identify your reportable segment, and (iii) the basis for aggregating the identified operating segments into a single reportable segment given the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12.

Please be sure to explain to us in detail how the aggregation of all of the activities into one reportable segment complies with the aggregation criteria.

<u>Supplemental Guarantor Condensed Consolidating Financial Statements, page 75</u>

8. We note your disclosure that the guarantor subsidiaries consist of your principal domestic subsidiaries.  Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you or advise us of the basis of your presentation.  Please note a subsidiary guarantor qualifies for relief under paragraph (f) of Rule 3-10 of Regulation S-X if it is 100% owned, as defined within paragraph (h)(1) of Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief